Mark C. Lee
Tel (916) 442-1111
Fax (916) 448-1709
leema@gtlaw.com

April 2, 2013

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3030

Attention:	Tiffany Piland

Re:	Swingplane Ventures, Inc.
Form 8-K
Filed February 25, 2013
File No. 000-54571

Dear Ms. Piland:

On behalf of our client, Swingplane Ventures, Inc., a Nevada corporation (the “Company”), we acknowledge receipt of your comment letter dated March 19, 2013 regarding the Company’s Current Report on Form 8-K filed February 25, 2013 (the “8-K Report”). As discussed with Ms. Piland, the Company is requesting an additional fifteen (15) business days to respond due to time constraints associated with obtaining the necessary information from the Company’s geologist.  As a result, the Company anticipates that it will submit its response letter and amended 8-K Report by April 25, 2013.

If you have any questions regarding this request for an extension, please do not hesitate to contact me directly at (916) 442-1111.

Best regards, /s/ Mark C. Lee Mark C. Lee Shareholder

cc: Carlos De la Torre, President
      Swingplane Ventures, Inc.

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